OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70649

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: KoreFusion Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1467 Funston Street
(No. and Street)

San Fransico	CA	94122
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul Ebert	201-738-9373	pebert@bigapplegrp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy
(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSEPH McCANN III _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of KOREFUSION CAPITAL, LLC _____, as of DECEMBER 31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Joseph A McC III_

Title:
CCO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of KoreFusion Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KoreFusion Capital, LLC as of December 31, 2025, the related statements of income, changes in member's capital, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of KoreFusion Capital, LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of KoreFusion Capital, LLC's management. Our responsibility is to express an opinion on KoreFusion Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to KoreFusion Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital and Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of KoreFusion Capital, LLC's financial statements. The supplemental information is the responsibility of KoreFusion Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as KoreFusion Capital, LLC's auditor since 2021.
Walnut Creek, California
March 11, 2026

KOREFUSION CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

CURRENT ASSETS:

Cash and Cash Equivalents	$	90,584
Prepaid Expenses		1,500
TOTAL CURRENT ASSETS		92,084
TOTAL ASSETS	$	92,084

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:

Accounts Payable and Accrued Expenses	$	754
TOTAL CURRENT LIABILITIES		754

MEMBER'S EQUITY

Member's Equity	91,330
TOTAL LIABILITIES AND MEMBER'S EQUITY $	92,084

The accompanying notes are an integral part of these financial statements

KOREFUSION CAPITAL, LLC
STATEMENT OF INCOME
FOR THE PERIOD ENDED DECEMBER 31, 2025

REVENUES:		
Consulting Services	$	100,000
REVENUES	$	100,000
EXPENSES:		
Other General and Administrative		2,658
Consulting		20,000
Professional Fees		42,611
Taxes and Licenses		1,772
Regulatory Fees		2,881
TOTAL EXPENSES		69,922
Net Income	$	30,078

The accompanying notes are an integral part of these financial statements

KOREFUSION CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD ENDED DECEMBER 31, 2025

	Member's Equity
Balance at December 31, 2024	$ 61,252
Net Income	30,078
Balance at December 31, 2025	$ 91,330

The accompanying notes are an integral part of these financial statements

KOREFUSION CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THR PERIOD ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	30,078
Adjustments to reconcile Net Income to Net Cash provided		
by operations:		
Accounts Receivable		-
Change in		
Prepaid Expenses		(1,500)
Accounts Payable and Accrued Expenses		358
Net Cash Provided by Operating Activities		28,936
NET INCREASE IN CASH		28,936
CASH AND CASH EQUIVALENTS		
CASH AT BEGINNING OF PERIOD-JANUARY 1, 2025		61,648
CASH AT END OF PERIOD-DECEMBER 31, 2025	$	90,584
Income Tax Paid		-

The accompanying notes are an integral part of these financial statements

KOREFUSION CAPITAL, LLC

Notes to Financial Statements

December 31, 2025

1. **Organization and Nature of Business**

   KOREFUSION CAPITAL, LLC (Company) was formed on November 2, 2020, as a limited liability company under the laws of California. The Company is a standalone business.

   The Company became an approved broker-dealer on July 16, 2021. The Company is also registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides transaction-specific capital-raising and merger and acquisition advisory services.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation

   The accompanying policies of the Company are in accordance with accounting principles generally accepted in the United States of America.

   Basis of Accounting

   These financial statements are prepared on the accrual basis of accounting, whereby revenue is recognized when earned and expenses are recognized when incurred.

   Estimates

   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities during the reporting period. Such estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions. Significant estimates include the allowance for doubtful accounts.

   Segment Reporting

   The Company is engaged in a single line of business as a securities broker-dealer which is comprised of investment banking services described in Note 1. The Company has identified its Managing Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to maintain profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies listed below:

   Revenue Recognition

   The Company recognizes revenue from placement fees and advisory fees pursuant to FASB ASC 606. The revenue recognition guidance requires that an entity recognize revenue resulting from the transfer

of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with the customer, (b) identify the performance obligations in the contract, (c) determine the transaction prices, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is possible that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Investment banking revenues consist of underwriting revenues, corporate finance advisory revenues and private placement fees. Underwriting revenues arise from securities offerings in which the Company acts as an underwriter, or as another category of participants in an underwritten distribution and may include management fees, selling concessions and underwriting fees. Corporate finance advisory revenues are earned on a periodic basis according to the terms of the contract. Underwriting revenues are recorded at the time the underwriting is completed and income is reasonably determined and assured of collection. Typically, collection of the related underwriting fees and or management fees occur within 60 days of the transaction date.

Placement fees from capital-raising and merger and acquisition services are recognized when the Company has a deemed nonforfeitable right to commission earnings based on the provisions of each separate contract. During 2025, the Company earned zero for placement fees.
Consulting services are recognized when the Company has fulfilled the performance obligations, outlined in the contract such as Market Research, and is recognized when the performance obligations have been met. The Company did not have any open contracts at year-end and consequently did not defer any revenues. The Company earned $100,000 during 2025 for consulting services.

Cash and Cash Equivalents

For the purpose of reporting cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable represent amounts that have been earned from clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. At December 31, 2025, no allowance for doubtful accounts was considered necessary, per management analysis.

Income Taxes

As a single-member limited liability company, the Company is disregarded as a separate reporting entity and its income and expenses are included in the tax returns of KFC (KoreFusion). In addition, KFC is a limited liability company and has elected to be taxed as a partnership. As a result, the KFC earnings and losses are included in KFC's member's personal income tax returns and taxed depending on their personal tax strategies.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect the taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed on the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

3. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 1500%. On December 31, 2025, the Company had net capital of $89,830 which was $84,830 in excess of its required net capital of $5,000 and its percentage of aggregate indebtedness to net capital ratio was .008 to 1.

4. **Other Regulatory Requirements**

The Company does not hold any funds or securities for the accounts of customers. The Company is not subject to 17 C.F.R. § 240.15c3-3 due to the limited nature of its business.

5. **Concentration of Credit Risk**

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents.

The Company maintains its cash and cash equivalents, which at times may exceed the federally insured limit, in bank deposit accounts with high quality financial institutions. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

6. **Commitments and Contingencies**

The Company is not aware of any commitments or contingences requiring disclosures as of the issuance date of this report.

7. **Subsequent Events**

In preparing these financial statements, The Company has evaluated events and transactions for potential recognition or disclosure through the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were available to be issued and has determined no material events requiring disclosure or recognition.

UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE ACT OF 1934
AT DECEMBER 31, 2025

COMPUTATION OF NET CAPITAL   <u>**SCHEDULE I**</u>

Net Capital:
    Member's Equity $ 91,330

Deductions and/or Charges:
    Nonallowable assets:
        Accounts Receivable-Current Portion   -
        Prepaid Expenses   (1,500)

    Total Deductions and Charges: (1,500)

Net Capital $ 89,830

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Aggregate Indebtedness ("A.I."):
    Accrued expenses; Total A.I. $ 754

Computation of Basic Net Capital Requirements:

    Minimum Net Capital Requirement (6 2/3% of A.I.) $ 50

    Minimum Net Capital Required of Broker Dealer $ 5,000

    Excess Net Capital $ 84,830

    Excess Net Capital at 10% of A.I. or 120% of $5,000 $ 55,252

    Ratio of A.I. to Net Capital: .0084 to 1

No material differences exist between the net capital computation above and
the computation included in the FOCUS Form X-17a-5 PART IIA as amended.

**COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-3**

FOR THE PERIOD ENDED DECEMBER 31, 2025

Not Applicable. The Company does not accept or possess customer funds.



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of KoreFusion Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to SEC Rule 17a-5, in which (1) KoreFusion Capital, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings), investment banking, placement fees from capital raising, and consulting services in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

KoreFusion Capital, LLC's management is responsible for compliance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about KoreFusion Capital, LLC's compliance with the Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 11, 2026

KoreFusion Capital, LLC's
Exemption Report
December 31, 2025

KoreFusion Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission {17 C.F.R. §240.17a-S, "Reports to be made by certain brokers and dealers". This Exemption Report was prepared as required by 17 C.F.R. §240.17a-S(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) , investment banking placement fees, from capital raising and consulting services in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

KoreFusion Capital, LLC

I, Joseph H. McCann, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Name: Joseph H. McCann III
Title: Chief Compliance Officer and General Securities Principal

February 28, 2026